Mail Stop 0409


								March 9, 2005


By mail and fax to:

Hongjun Li
President
Songzai International Holding Group, Inc.
5237 Farago Ave
Temple City, CA 91780

Re: Songzai International Holding Group, Inc.

      Form 8-K filed January 20, 2005
      File No. 333-66994


Dear Mr. Li,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K

General

1. We note that your Item 4.01 Form 8-K was filed as an Item 9.01
8-
K.  Please amend your filing to file as an Item 4.01 Form 8-K.

2. Please revise to clarify whether the effective date of your predecessor auditor`s resignation was December 10, 2004 as disclosed in exhibit 99.1 by your former accountants or January 20, 2005 as disclosed in your filing and advise us. Also, explain to us why the
Company engaged new auditors effective December 3, 2004, prior to the resignation of the predecessor auditors. Refer to Item 304
(a)(1)(iii) of Regulation S-B.

Disagreements

3. Please revise to clarify the periods in which there were no disagreements with Perrella & Associates, P.A on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure. For example, state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of dismissal/resignation etc. that there were any disagreements with the former accountant on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
824-
5356.


								Sincerely,




								Robert Telewicz
								Staff Accountant




??

??

??

??

Songzai International Holding Group, Inc.
March 9, 2005



Page 3